Exhibit 99.1

VESTA SUCCESSFULLY CLOSES US$500 MILLION BOND TRANSACTION

Mexico City, Mexico, September 30, 2025 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company” or “Vesta”) (NYSE: VTMX; BMV: VESTA), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced the closing of US$500 million aggregate principal amount of 5.500% senior unsecured notes (the “Notes”) due 2033. The issuance received a credit rating of BBB-/Positive by both, S&P Global Ratings and Fitch Ratings.

Lorenzo D. Berho, Chief Executive Officer of Vesta, commented: “Our successful bond offering further reinforces Vesta’s balance sheet, enabling continued execution of Vesta’s long term strategy with progress towards a fully unsecured capital structure, providing enhanced financial flexibility.” He continued, “Our success is a testament to Vesta’s financial strength and to long-term, top-tier investors’ confidence in our Company’s strategy, vision and future.”

Net proceeds from this issuance will be used to prepay existing debt, extend the Company´s maturity profile, as well as for capital expenditures related to Vesta´s Route 2030 Strategy.

The Notes were offered and sold to persons reasonably believed to be qualified institutional buyers in the United States through a private placement pursuant to Rule 144A, and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2025, Vesta owned 231 properties located in modern industrial parks in 16 states of Mexico totaling an operating GLA of 41.7 million sf (3.9 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Investor Relations in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334